UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 26, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
 (Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
           Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	Press release, dated October 26, 2010, announcing third quarter 2010 results for CEMEX, S.A.B. de C.V. (NYSE:CX).
2.	Third quarter 2010 results for CEMEX, S.A.B. de C.V. (NYSE:CX).
3.	Presentation regarding third quarter 2010 results for CEMEX, S.A.B. de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 26, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated October 26, 2010, announcing third quarter 2010 results for CEMEX, S.A.B. de C.V. (NYSE:CX).
2.	Third quarter 2010 results for CEMEX, S.A.B. de C.V. (NYSE:CX).
3.	Presentation regarding 2010 third quarter results for CEMEX, S.A.B. de C.V. (NYSE:CX).

Exhibit 1.

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS THIRD QUARTER 2010 RESULTS

• Amends certain terms of its Financing Agreement

MONTERREY, MEXICO, October 26, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 2% in the third quarter of 2010 to approximately US$3.8 billion versus the comparable period in 2009. Operating EBITDA decreased 13% in the third quarter of 2010 to US$649 million versus the same period of 2009. Consolidated cement sales volumes increased 2% versus the same period in 2009, while ready-mix and aggregates sales volumes both decreased 3%.

CEMEX’s Consolidated Third Quarter Financial and Operational Highlights

•	Lower sales in the quarter were primarily attributable to a lower contribution mainly from our U.S. and European operations, partially mitigated by a higher contribution from our Mexican operations.
•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.
•	Free cash flow after maintenance capital expenditures for the quarter was US$250 million, a 4% decrease from the same quarter of 2009.
•	Operating income decreased 25% during the quarter compared with the same period last year, reaching US$284 million.

Fernando A. Gonzalez, Executive Vice President of Planning and Finance, said: “Despite the still challenging business environment in some of our key markets, we believe that economic conditions in most of our geographies have stabilized and/or bottomed out, with the fourth quarter likely to be an inflection point for our trailing twelve months consolidated EBITDA. We continue adapting our operations to the prevailing market conditions, and remained focused on our short term priority of reducing debt.”

Consolidated Corporate Results

Net income from continuing operations was a loss of US$86 million in the third quarter of 2010 versus a gain of US$78 million in the third quarter of 2009 due to lower operating income and higher financial expenses; the loss was mitigated by a foreign exchange gain.

Total debt plus perpetual notes increased US$226 million during the quarter, reflecting a negative conversion effect in the amount of US$497 million.

  1

Geographical Markets Third Quarter Highlights

Net sales in our operations in Mexico increased 14% in the third quarter of 2010 to US$868 million, compared with US$761 million in the third quarter of 2009. Operating EBITDA decreased 3% to US$286 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$683 million in the third quarter of 2010, down 9% from the same period in 2009. Operating EBITDA was a loss of US$2 million in the quarter.

In Europe, net sales for the quarter decreased 9% to US$1.4 billion, compared with US$1.5 billion in the third quarter of 2009. Operating EBITDA decreased 22% to US$193 million, from US$249 million in the third quarter of 2009.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$366 million during the third quarter of 2010, representing a decline of 3% over the same period of 2009. Operating EBITDA decreased 20% to US$108 million, from US$135 million in the third quarter of 2009.

Third-quarter net sales in Africa and the Middle East were US$246 million, down 4% from the same quarter of 2009. Operating EBITDA increased 18% to US$103 million for the quarter versus the comparable period in 2009.

Operations in Asia reported a 9% increase in net sales, to US$124 million, versus the third quarter of 2009, and Operating EBITDA was US$29 million, down 8% from the same period in the previous year.

On October 25, 2010 CEMEX amended certain terms of its Financing Agreement which include:

•
A leverage ratio reset: maximum consolidated leverage ratio of consolidated funded debt—including our perpetual debentures—to trailing-twelve-months EBITDA for each semi annual calculation has been reset to 7.75 times for the periods ending December 31, 2010 and June 30, 2011, and then decreasing gradually every six months until it reaches 4.25 times on December 31, 2013.

•
A consolidated coverage ratio reset: minimum trailing twelve months EBITDA to consolidated interest expense is reset to 1.75 times for each semi annual calculation beginning on December 31, 2011, through the period ending December 31, 2012, and 2.00 times for the remaining periods to December 31, 2013.

•
An amendment to the terms of our Certificados Bursátiles reserve to improve liquidity and refinancing risk management, and other amendments that will provide us with more flexibility to perform liability management when certain conditions are met.

•	CEMEX has agreed to pay a one time fee of 25 basis points for the amendments, and may be subject to additional expenses if certain conditions are not met.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand

  2

and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

3

Exhibit 2.

2010

THIRD QUARTER RESULTS

Stock Listing Information

NYSE (ADS)
Ticker: CX
MEXICAN STOCK EXCHANGE
Ticker: CEMEXCPO
Ratio of CEMEXCPO TO CX = 10:1

Investor Relations

In the United States
1 877 7CX NYSE
In Mexico
52 (81) 8888 4292
E-Mail
ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	49,538	49,639	(0%)		17,170	16,871	2%	
Consolidated ready-mix volume (thousand cubic meters)	37,997	41,169	(8%)		13,710	14,097	(3%)	
Consolidated aggregates volume (thousand metric tons)	119,764	128,029	(6%)		44,172	45,479	(3%)	
Net sales	10,577	11,091	(5%)	(6%)	3,765	3,852	(2%)	(1%)
Gross profit	3,047	3,355	(9%)	(12%)	1,097	1,202	(9%)	(8%)
Gross profit margin	28.8%	30.3%	(1.5pp)		29.1%	31.2%	(2.1pp)	
Operating income	728	1,057	(31%)	(37%)	284	379	(25%)	(26%)
Operating Income margin	6.9%	9.5%	(2.6pp)		7.6%	9.9%	(2.3pp)	
Net income (loss) from continuing operations	(728)	178	N/A		(86)	78	N/A	
Operating EBITDA	1,829	2,174	(16%)	(19%)	649	750	(13%)	(13%)
Operating EBITDA margin	17.3%	19.6%	(2.3pp)		17.2%	19.5%	(2.3pp)	
Free cash flow after maintenance capital expenditures	268	819	(67%)		250	260	(4%)	
Free cash flow	191	478	(60%)		228	208	9%	
Net debt plus perpetual notes	17,265	20,152	(14%)		17,265	20,152	(14%)	
Total debt	16,775	17,579	(5%)		16,775	17,579	(5%)	
Total debt plus perpetual notes	18,103	20,647	(12%)		18,103	20,647	(12%)	
Earnings (loss) per ADS	(0.74)	0.38	N/A		(0.09)	0.14	N/A	
Fully diluted earnings (loss) per ADS	(0.68)	0.38	N/A		(0.08)	0.14	N/A	
Average ADSs outstanding	988.9	819.4	21%		999.7	837.1	19%	
Employees	46,881	48,787	(4%)		46,881	48,787	(4%)	

This information does not include Australian operations for 2009. Please see page 17 on this report for additional information.

In millions of U.S. dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the third quarter of 2010 decreased to US$3,765 million, representing a decrease of 2% compared with those of the third quarter of 2009, or a decrease of 1% on a like-to-like basis for the ongoing operations. The decrease in sales was due to a lower contribution mainly from our U.S. and European operations, partially mitigated by a higher contribution from our Mexican operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales increased 2.1 percentage points to 70.9% from 68.8% during the third quarter of 2009. **Selling, general, and administrative (SG&A)** expenses as a percentage of net sales increased 0.2 percentage points during the quarter compared with the same period last year, from 21.4% to 21.6%. The increase in expenses as a percentage of sales is mainly the result of lesser economies of scale due to lower volumes. SG&A expenses were also affected by higher transportation costs, which were partially offset by savings from our cost-reduction initiatives.

Operating EBITDA decreased 13% during the third quarter of 2010 compared with the same period last year, to US$649 million. The decrease was due mainly to lower contributions from our U.S. and European operations. On a like-to-like basis for the ongoing operations, operating EBITDA declined 13%. **Operating EBITDA margin** decreased 2.3 percentage points, from 19.5% in the third quarter of 2009 to 17.2% this quarter.

Other expenses, net, for the quarter were US$125 million, which included fixed-assets impairments, a loss on the sale of assets, and severance payments.

Exchange gain (loss) net, for the quarter was a gain of US$109 million, resulting mainly from the appreciation of the euro against the U.S. dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$34 million, resulting mainly from negative valuations of equity derivatives related to CEMEX and Axtel shares.

2010 Third Quarter Results Page 2

OPERATING RESULTS

MEXICO

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	2,534	2,388	6%	(1%)	868	761	14%	9%
Operating EBITDA	866	907	(5%)	(11%)	286	294	(3%)	(6%)
Operating EBITDA margin	34.2%	38.0%			33.0%	38.6%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(5%)	2%	(13%)	(4%)	(10%)	(4%)
Price (US)	7%	4%	10%	8%	19%	12%
Price (local currency)	(0%)	(0%)	2%	4%	11%	8%

CEMEX's domestic gray cement volumes in Mexico increased 2% during the third quarter versus the same period last year, while ready-mix volumes decreased 4% over the same period. For the first nine months of the year, domestic gray cement volumes decreased 5% while ready-mix volumes decreased 13% versus the comparable periods in 2009.

Demand for building materials during the quarter was driven by the industrial sector, which continued with its positive trend, supported by construction demand from the manufacturing sector. Spending in the infrastructure sector continues to contract given the absence of government programs to fuel cement intensive infrastructure projects. Additionally, informal housing investment continued to contract during the quarter.

UNITED STATES

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,919	2,224	(14%)	(13%)	683	751	(9%)	(9%)
Operating EBITDA	(9)	147	N/A	N/A	(2)	45	N/A	N/A
Operating EBITDA margin	(0.5%)	6.6%			(0.3%)	6.0%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	(0%)	(5%)	(5%)	(5%)	(4%)
Price (US)	(7%)	(7%)	(12%)	(9%)	(4%)	(4%)
Price (local currency)	(7%)	(7%)	(12%)	(9%)	(4%)	(4%)

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States were flat, decreased 5%, and decreased 4%, respectively, during the third quarter versus the same period last year. For the first nine months of the year, domestic gray cement, ready-mix, and aggregates volumes decreased 1%, 5%, and 5%, respectively, versus the comparable period in 2009. On a like-to-like basis for the ongoing operations, aggregates volumes decreased 1% during the quarter, and decreased 1% for the first nine months of the year versus the comparable period last year.

During the quarter, the overall business environment continued to be challenging. In the residential sector, heightened uncertainty in the financial markets and uncertainty about government policy have adversely affected confidence. In addition, a decline in new-home sales and permitting activities has been seen following the expiration of the Home-buyer Tax Credit. Although we saw continuing spending from the ARRA stimulus funds, reduced state spending reflecting the weakness in fiscal conditions in state governments has delayed or reduced expenditures in the infrastructure sector. Activity from the industrial-and-commercial sector continues to be depressed.

2010 Third Quarter Results Page 3

OPERATING RESULTS

EUROPE

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	3,662	4,037	(9%)	(7%)	1,389	1,532	(9%)	(2%)
Operating EBITDA	356	481	(26%)	(24%)	193	249	(22%)	(17%)
Operating EBITDA margin	9.7%	11.9%			13.9%	16.2%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(9%)	(4%)	(7%)	(1%)	(7%)	(3%)
Price (US)	(7%)	(11%)	(6%)	(8%)	(3%)	(7%)
Price (local currency)	(5%)	(5%)	(2%)	(1%)	1%	(0%)

Domestic gray cement volumes for our Spanish operations decreased 21% during the third quarter of 2010 compared with the same period last year. Ready-mix volumes decreased 20% during the quarter versus the comparable period a year ago. For the first nine months of the year, domestic gray cement volumes decreased 25% while ready-mix volumes declined by 23%. Sales continue to be affected by significantly weaker demand in all of our regions, especially in Levante, Centro, and Catalonia. Performance from the residential sector continues to be affected by high inventory levels and lack of credit availability. Activity from the infrastructure sector remains stagnant and at very low levels due to limited state economic resources for new projects. Demand from the industrial-and-commercial sector during the quarter continues to be depressed by a lack of confidence and weak macroeconomic conditions.

CEMEX's domestic gray cement, ready-mix, and aggregates volumes in the United Kingdom operations increased 9%, 5%, and remained flat, respectively, during the quarter versus the comparable period last year. For the first nine months of the year domestic gray cement, ready-mix, and aggregates volumes increased 2%, decreased 4%, and decreased 1%, respectively, versus the comparable period in 2009. Demand for building products for the quarter was driven by both the housing and public segments. In addition, a better than expected private non-residential performance was also observed.

In CEMEX's operations in France, ready-mix and aggregates volumes increased 12% and 4%, respectively, during the quarter versus the comparable period of last year. For the first nine months of the year, ready-mix and aggregates volumes decreased 1% and 4%, respectively, versus the same period in 2009. Construction activity during the quarter was driven by the residential sector in response to continuing fiscal incentives. Demand from the infrastructure sector remains stagnant, as the initiation of new infrastructure-related projects has not yet been seen. Performance from the industrial-and-commercial sector continues to be negative.

In Germany, our domestic cement gray volumes increased 7% during the third quarter and decreased 1% during the first nine months of the year versus the comparable periods last year. During the quarter, the residential sector continued with its positive trend, supported by low mortgage rates, shrinking unemployment, and higher wages. Government expenditures on new infrastructure projects have started to moderate after increased activity at the beginning of the year. Additionally, sharp cuts in government budgets have affected overall construction spending. Even though there has been an increase in building permits during the quarter, activity from the industrial-and-commercial sector is still at low levels.

CEMEX's domestic gray cement volumes in Poland decreased 1% during the quarter and 4% during the first nine months of the year versus the same periods in 2009. Construction activity for the quarter continues to be driven by the positive momentum experienced in the infrastructure sector. In addition, the residential sector has shown a gradual recovery, as developers are launching new projects into the market.

Our domestic gray cement volumes as a whole in the region decreased 4% during the quarter and 9% for the first nine months of the year versus the comparable periods of last year.

2010 Third Quarter Results Page 4

OPERATING RESULTS

SOUTH/CENTRAL AMERICA AND THE CARIBBEAN

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,078	1,102	(2%)	(8%)	366	377	(3%)	(7%)
Operating EBITDA	363	396	(8%)	(14%)	108	135	(20%)	(24%)
Operating EBITDA margin	33.7%	35.9%			29.6%	35.9%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(3%)	(7%)	(5%)	0%	9%	24%
Price (US)	4%	5%	(2%)	(1%)	(3%)	(7%)
Price (local currency)	(2%)	1%	(8%)	(6%)	(10%)	(9%)

In CEMEX's operations in Colombia, domestic gray cement volumes decreased 1% during the quarter and increased 7% during the first nine months of the year versus the comparable periods in 2009. Infrastructure spending due to Colombia's countercyclical public policy had a positive impact on the construction sector. We continued to see an increase in housing starts resulting from the building of houses pre-sold last year to take advantage of an expiring interest-rate subsidy program. The industrial-and-commercial sector is not, however, recovering at the same pace as other demand segments.

Our domestic gray cement volumes in the region as a whole decreased 7% during the third quarter of 2010 and 3% during the first nine months of the year versus the comparable periods in 2009.

AFRICA AND THE MIDDLE EAST

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	771	788	(2%)	(3%)	246	256	(4%)	(2%)
Operating EBITDA	275	265	4%	4%	103	87	18%	21%
Operating EBITDA margin	35.6%	33.6%			41.6%	34.0%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(0%)	(1%)	(7%)	(6%)	6%	(4%)
Price (US)	3%	(1%)	(9%)	(7%)	8%	4%
Price (local currency)	4%	2%	(12%)	(7%)	2%	3%

In CEMEX's operations in Egypt, domestic gray cement volumes increased 1% during the quarter and 3% during the first nine months of the year versus the comparable periods in 2009. During the quarter, the residential sector was the main driver of demand for building materials. Performance from the infrastructure sector was weak as government spending dropped. In addition, activity from the industrial-and-commercial sector remained at low levels given the current macroeconomic environment and lack of financing for new projects.

Our domestic gray cement volumes in the region as a whole decreased 1% during the quarter and were flat for the first nine months of the year versus the same periods last year.

2010 Third Quarter Results Page 5

OPERATING RESULTS

ASIA

	January - September				Third quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	390	352	11%	5%	124	114	9%	2%
Operating EBITDA	102	93	10%	4%	29	32	(8%)	(14%)
Operating EBITDA margin	26.2%	26.5%			23.4%	27.8%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	15%	3%	(7%)	(1%)	1%	0%
Price (US)	7%	10%	6%	8%	19%	21%
Price (local currency)	2%	4%	(0%)	0%	8%	9%

In the Philippines, CEMEX's domestic gray cement volumes increased 2% during the quarter and 14% during the first nine months of the year compared with the same periods last year. The main driver of demand during the quarter continues to be the residential sector, supported by growth in remittances from overseas workers. Infrastructure spending continues to be positive as public-private partnerships have been encouraged by the new government administration.

Our domestic gray cement volumes in the region as a whole increased 3% during the quarter and 15% during the first nine months versus the comparable periods in 2009.

2010 Third Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

OPERATING EBITDA AND FREE CASH FLOW (1)

	January - September			Third quarter		
	2010	2009	% Var.	2010	2009	% Var.
Operating income	728	1,057	(31%)	284	379	(25%)
+ Depreciation and operating amortization	1,101	1,117		364	370	
Operating EBITDA	1,829	2,174	(16%)	649	750	(13%)
- Net financial expense	834	652		291	252	
- Maintenance capital expenditures	180	145		88	59	
- Change in working capital	460	690		84	245	
- Taxes paid	191	149		44	31	
- Other cash items (net)	(103)	(81)		(109)	(11)	
- Free cash flow from discontinued operations	0	(201)		0	(85)	
Free cash flow after maintenance capital expenditures	268	819	(67%)	250	260	(4%)
- Expansion capital expenditures	77	334		23	51	
- Expansion capital expenditures of discontinued operations	0	7		0	1	
Free cash flow	191	478	(60%)	228	208	9%

In millions of U.S dollars.

During the quarter, free cash flow of US$228 million dollars plus proceeds from the sale of non-core aggregates and concrete block assets in Kentucky were used mainly to pay down debt; total debt increased, however, due to negative conversion effects in the amount of US$497 million.

INFORMATION ON DEBT AND PERPETUAL NOTES

	Third quarter			Second quarter
	2010	2009	% Var.	2010
Total debt	16,775	17,579	(5%)	16,587
Short-term	4%	4%		3%
Long-term	96%	96%		97%
Perpetual notes	1,328	3,068	(57%)	1,290
Cash and cash equivalents	838	363	131%	748
Net debt plus perpetual notes	17,265	20,152	(14%)	17,129
Consolidated funded debt/EBITDA*	7.61	N/A		7.19
Interest coverage*	1.96	N/A		2.00

	Third quarter	
	2010	2009
Currency denomination		
US dollar	66%	60%
Euro	25%	26%
Mexican peso	9%	13%
Other	0%	1%
Interest rate		
Fixed	37%	15%
Variable	63%	85%

In millions of U.S dollars, except percentages.

*Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.

During the third quarter of 2010, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursátiles de Corto Plazo"), which had an outstanding amount of MXN676 million at the end of the quarter.

2010 Third Quarter Results Page 7

EQUITY RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

EQUITY-RELATED INFORMATION

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	9,984,575,786
Less increase (decrease) in the number of CPOs held in subsidiaries	641,075
Stock based compensation	18,260,688
End-of-quarter CPO-equivalent units outstanding	10,002,195,399

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.

CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million.

Employee long-term compensation plans

As of September 30, 2010, executives had outstanding options on a total of 94,952,074 CPOs, with a weighted-average strike price of approximately US$1.85 per CPO (equivalent to US$18.52 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2010, our executives held 33,807,893 restricted CPOs, representing 0.3% of our total CPOs outstanding.

DERIVATIVE INSTRUMENTS

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third quarter		Second quarter
Notional amounts (1)	**2010**	**2009**	**2010**
Equity (2)	1,644	953	1,647
Estimated aggregate fair market value (1) (3)	(34)	(37)	(58)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

__Note__: Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2010, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net liability of US$11 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1) *Excludes an interest-rate swap related to our long-term energy contracts and a swap over the natural gas price in Mexico. As of September 30, 2010, the notional amount of these derivatives was US$200 million, with a positive fair market value of approximately US$51 million.*

(2) *Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of September 30, 2010, the fair value of such financial guarantee represents a liability of US$75 million net of collateral deposit of US$112 million.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$201 million as of September 30, 2010.*

2010 Third Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - September				Third quarter			
	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Net Sales	10,576,665	11,090,901	(5%)	(6%)	3,765,301	3,851,637	(2%)	(1%)
Cost of Sales	(7,530,061)	(7,735,766)	3%		(2,668,711)	(2,649,442)	(1%)	
Gross Profit	3,046,604	3,355,134	(9%)	(12%)	1,096,590	1,202,196	(9%)	(8%)
Selling, General and Administrative Expenses	(2,318,802)	(2,298,208)	(1%)		(812,221)	(822,700)	1%	
Operating Income	727,803	1,056,927	(31%)	(37%)	284,369	379,495	(25%)	(26%)
Other Expenses, Net	(308,861)	(192,512)	(60%)		(124,997)	(56,469)	(121%)	
Operating Income After Other Expenses, Net	418,942	864,415	(52%)		159,372	323,026	(51%)	
Financial Expenses	(958,828)	(681,004)	(41%)		(332,571)	(272,023)	(22%)	
Financial Income	24,304	19,727	23%		6,927	8,858	(22%)	
Exchange Gain (loss), Net	65,549	(67,007)	N/A		109,129	11,609	840%	
Monetary Position Gain (loss)	11,767	22,592	(48%)		4,925	9,983	(51%)	
Gain (loss) on Financial Instruments	(118,028)	(174,180)	32%		(33,642)	(23,024)	(46%)	
Total Comprehensive Financing (cost) Income	(975,236)	(879,872)	(11%)		(245,231)	(264,596)	7%	
Net Income Before Income Taxes	(556,294)	(15,457)	(3499%)		(85,859)	58,430	N/A	
Income Tax	(129,003)	184,409	N/A		(8,074)	8,844	N/A	
Net Income Before Participation of Uncons. Subs.	(685,297)	168,951	N/A		(93,932)	67,274	N/A	
Participation in Unconsolidated Subsidiaries	(42,592)	9,475	N/A		7,614	10,484	(27%)	
Net Income (loss) from Continuing Operations	(727,889)	178,427	N/A		(86,318)	77,758	N/A	
Discontinued Operations	(0)	143,929	N/A		(0)	56,030	N/A	
Consolidated Net Income (loss)	(727,889)	322,356	N/A		(86,318)	133,787	N/A	
Non-controlling interest Net Income (loss)	9,029	20,906	(57%)		2,949	12,837	(77%)	
CONTROLLING INTEREST NET INCOME (LOSS)	(736,918)	301,450	N/A		(89,267)	120,951	N/A	
Operating EBITDA	1,829,082	2,173,902	(16%)	(19%)	648,649	749,875	(13%)	(13%)
Earnings per ADS	(0.74)	0.38	N/A		(0.09)	0.14	N/A	

BALANCE SHEET	As of September 30		
	2010	2009	% Var.
Total Assets	43,631,658	45,536,511	(4%)
Cash and Temporary Investments	837,728	363,172	131%
Trade Accounts Receivables	1,229,536	1,429,523	(14%)
Other Receivables	1,303,995	842,520	55%
Inventories	1,389,799	1,369,391	1%
Other Current Assets	229,121	203,737	12%
Discontinued Operations	-	446,473	N/A
Current Assets	4,990,179	4,654,815	7%
Fixed Assets	18,818,296	19,817,333	(5%)
Other Assets	19,823,183	18,871,432	5%
Discontinued Operations	-	2,192,931	N/A
Total Liabilities	25,919,042	26,276,491	(1%)
Current Liabilities	4,649,906	3,844,527	21%
Discontinued Operations	-	316,096	N/A
Long-Term Liabilities	16,134,465	16,904,667	(5%)
Other Liabilities	5,134,671	5,028,637	2%
Discontinued Operations	-	182,564	N/A
Consolidated Stockholders' Equity	17,712,616	19,260,019	(8%)
Non-controlling Interest and Perpetual Instruments	1,604,763	3,369,452	(52%)
Stockholders' Equity Attributable to Controlling Interest	16,107,853	15,890,567	1%

2010 Third Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

INCOME STATEMENT	January - September			Third quarter		
	2010	2009	% Var.	2010	2009	% Var.
Net Sales	134,958,250	152,721,706	(12%)	48,271,160	51,457,875	(6%)
Cost of Sales	(96,083,580)	(106,521,504)	10%	(34,212,876)	(35,396,542)	3%
Gross Profit	38,874,670	46,200,201	(16%)	14,058,285	16,061,334	(12%)
Selling, General and Administrative Expenses	(29,587,908)	(31,646,318)	7%	(10,412,670)	(10,991,275)	5%
Operating Income	9,286,762	14,553,883	(36%)	3,645,615	5,070,059	(28%)
Other Expenses, Net	(3,941,066)	(2,650,895)	(49%)	(1,602,466)	(754,431)	(112%)
Operating Income After Other Expenses, Net	5,345,696	11,902,988	(55%)	2,043,148	4,315,627	(53%)
Financial Expenses	(12,234,647)	(9,377,424)	(30%)	(4,263,561)	(3,634,221)	(17%)
Financial Income	310,118	271,639	14%	88,808	118,339	(25%)
Exchange Gain (loss), Net	836,399	(922,690)	N/A	1,399,039	155,098	802%
Monetary Position Gain (loss)	150,150	311,095	(52%)	63,144	133,375	(53%)
Gain (loss) on Financial Instruments	(1,506,034)	(2,398,455)	37%	(431,286)	(307,594)	(40%)
Total Comprehensive Financing (cost) Income	(12,444,012)	(12,115,835)	(3%)	(3,143,856)	(3,535,004)	11%
Net Income Before Income Taxes	(7,098,317)	(212,848)	(3235%)	(1,100,708)	780,624	N/A
Income Tax	(1,646,079)	2,539,309	N/A	(103,504)	118,155	N/A
Net Income Before Participation of Uncons. Subs.	(8,744,396)	2,326,461	N/A	(1,204,212)	898,779	N/A
Participation in Unconsolidated Subsidiaries	(543,473)	130,475	N/A	97,618	140,062	(30%)
Net Income (loss) from Continuing Operations	(9,287,869)	2,456,936	N/A	(1,106,594)	1,038,841	N/A
Discontinued Operations	(1)	1,981,903	N/A	(1)	748,557	N/A
Consolidated Net Income (loss)	(9,287,869)	4,438,839	N/A	(1,106,595)	1,787,398	N/A
Non-controlling interest Net Income (loss)	115,210	287,871	(60%)	37,806	171,498	(78%)
CONTROLLING INTEREST NET INCOME (LOSS)	(9,403,079)	4,150,968	N/A	(1,144,400)	1,615,900	N/A
Operating EBITDA	23,339,084	29,934,625	(22%)	8,315,684	10,018,328	(17%)
Earnings per ADS	(9.41)	5.08	N/A	(1.14)	1.95	N/A

BALANCE SHEET	As of September 30		
	2010	2009	% Var.
Total Assets	549,758,897	614,742,894	(11%)
Cash and Temporary Investments	10,555,377	4,902,820	115%
Trade Accounts Receivables	15,492,152	19,298,559	(20%)
Other Receivables	16,430,333	11,374,016	44%
Inventories	17,511,466	18,486,778	(5%)
Other Current Assets	2,886,927	2,750,444	5%
Discontinued Operations	-	6,027,384	N/A
Current Assets	62,876,255	62,840,002	0%
Fixed Assets	237,110,531	267,533,992	(11%)
Other Assets	249,772,111	254,764,333	(2%)
Discontinued Operations	-	29,604,568	N/A
Total Liabilities	326,579,933	354,732,632	(8%)
Current Liabilities	58,588,814	51,901,117	13%
Discontinued Operations	-	4,267,297	N/A
Long-Term Liabilities	203,294,260	228,213,011	(11%)
Other Liabilities	64,696,859	67,886,596	(5%)
Discontinued Operations	-	2,464,611	N/A
Consolidated Stockholders' Equity	223,178,963	260,010,262	(14%)
Non-controlling Interest and Perpetual Instruments	20,220,013	45,487,603	(56%)
Stockholders' Equity Attributable to Controlling Interest	202,958,950	214,522,659	(5%)

2010 Third Quarter Results

Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third quarter			
NET SALES	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	2,534,283	2,387,708	6%	(1%)	867,978	761,487	14%	9%
U.S.A.	1,918,777	2,223,579	(14%)	(13%)	683,079	751,459	(9%)	(9%)
Europe	3,661,623	4,036,811	(9%)	(7%)	1,389,320	1,532,368	(9%)	(2%)
South / Central America and Caribbean	1,077,761	1,102,284	(2%)	(8%)	365,989	376,547	(3%)	(7%)
Africa and Middle East	771,368	787,817	(2%)	(3%)	246,380	255,908	(4%)	(2%)
Asia	390,263	351,746	11%	5%	124,139	113,969	9%	2%
Others and intercompany eliminations	*222,591*	*200,956*	*11%*	*11%*	*88,416*	59,899	*48%*	*48%*
TOTAL	10,576,665	11,090,901	(5%)	(6%)	3,765,301	3,851,637	(2%)	(1%)

GROSS PROFIT								
Mexico	1,204,135	1,193,588	1%	(6%)	396,022	392,685	1%	(3%)
U.S.A.	(19,703)	231,386	N/A	N/A	(4,747)	86,137	N/A	N/A
Europe	935,303	1,061,684	(12%)	(10%)	403,849	455,795	(11%)	(5%)
South / Central America and Caribbean	461,133	466,150	(1%)	(8%)	142,914	163,771	(13%)	(17%)
Africa and Middle East	303,468	291,038	4%	4%	112,168	92,507	21%	25%
Asia	140,418	121,556	16%	10%	42,603	38,641	10%	3%
Others and intercompany eliminations	*21,850*	*(10,267)*	*N/A*	*N/A*	*3,782*	*(27,341)*	*N/A*	*N/A*
TOTAL	3,046,604	3,355,134	(9%)	(12%)	1,096,590	1,202,196	(9%)	(8%)

OPERATING INCOME								
Mexico	755,092	803,648	(6%)	(13%)	249,458	258,849	(4%)	(7%)
U.S.A.	(480,915)	(329,894)	(46%)	(44%)	(155,811)	(111,161)	(40%)	(38%)
Europe	109,845	225,300	(51%)	(50%)	107,465	160,070	(33%)	(28%)
South / Central America and Caribbean	298,028	320,532	(7%)	(14%)	86,545	113,542	(24%)	(28%)
Africa and Middle East	239,126	230,806	4%	4%	91,166	75,519	21%	24%
Asia	86,372	77,700	11%	6%	23,746	26,565	(11%)	(16%)
Others and intercompany eliminations	*(279,744)*	*(271,165)*	*(3%)*	*2%*	*(118,200)*	*(143,888)*	*18%*	*18%*
TOTAL	727,803	1,056,927	(31%)	(37%)	284,369	379,495	(25%)	(26%)

2010 Third Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - September				Third quarter			
OPERATING EBITDA	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	865,719	906,887	(5%)	(11%)	286,098	293,576	(3%)	(6%)
U.S.A.	(8,823)	147,326	N/A	N/A	(2,010)	45,147	N/A	N/A
Europe	355,841	480,955	(26%)	(24%)	193,184	248,954	(22%)	(17%)
South / Central America and Caribbean	363,034	395,638	(8%)	(14%)	108,364	135,014	(20%)	(24%)
Africa and Middle East	274,696	264,728	4%	4%	102,582	86,895	18%	21%
Asia	102,185	93,117	10%	4%	29,100	31,736	(8%)	(14%)
Others and intercompany eliminations	*(123,569)*	*(114,749)*	*(8%)*	*6%*	*(68,668)*	*(91,447)*	*25%*	*26%*
TOTAL	1,829,082	2,173,902	(16%)	(19%)	648,649	749,875	(13%)	(13%)

OPERATING EBITDA MARGIN	January - September 2010	January - September 2009	Third quarter 2010	Third quarter 2009
Mexico	34.2%	38.0%	33.0%	38.6%
U.S.A.	(0.5%)	6.6%	(0.3%)	6.0%
Europe	9.7%	11.9%	13.9%	16.2%
South / Central America and Caribbean	33.7%	35.9%	29.6%	35.9%
Africa and Middle East	35.6%	33.6%	41.6%	34.0%
Asia	26.2%	26.5%	23.4%	27.8%
CONSOLIDATED MARGIN	17.3%	19.6%	17.2%	19.5%

2010 Third Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - September			Third quarter		
	2010	2009	% Var.	2010	2009	% Var.
Consolidated cement volume *	49,538	49,639	(0%)	17,170	16,871	2%
Consolidated ready-mix volume	37,997	41,169	(8%)	13,710	14,097	(3%)
Consolidated aggregates volume	119,764	128,029	(6%)	44,172	45,479	(3%)

Per-country volume summary

	January - September	Third quarter	Third quarter 2010 Vs.
DOMESTIC GRAY CEMENT VOLUME	2010 Vs. 2009	2010 Vs. 2009	Second quarter 2010
Mexico	(5%)	2%	(3%)
U.S.A.	(1%)	(0%)	(3%)
Europe	(9%)	(4%)	6%
South / Central America and Caribbean	(3%)	(7%)	(4%)
Africa and Middle East	(0%)	(1%)	(5%)
Asia	15%	3%	(13%)
READY-MIX VOLUME			
Mexico	(13%)	(4%)	3%
U.S.A.	(5%)	(5%)	(2%)
Europe	(7%)	(1%)	5%
South / Central America and Caribbean	(5%)	0%	7%
Africa and Middle East	(7%)	(6%)	(8%)
Asia	(7%)	(1%)	(16%)
AGGREGATES VOLUME			
Mexico	(10%)	(4%)	2%
U.S.A.	(5%)	(4%)	3%
Europe	(7%)	(3%)	5%
South / Central America and Caribbean	9%	24%	(15%)
Africa and Middle East	6%	(4%)	(5%)
Asia	1%	0%	(13%)

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2010 Third Quarter Results Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	7%	4%	(1%)
U.S.A.	(7%)	(7%)	(1%)
Europe (*)	(7%)	(11%)	2%
South / Central America and Caribbean (*)	4%	5%	3%
Africa and Middle East (*)	3%	(1%)	(2%)
Asia (*)	7%	10%	1%

READY-MIX PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	10%	8%	(1%)
U.S.A.	(12%)	(9%)	1%
Europe (*)	(6%)	(8%)	3%
South / Central America and Caribbean (*)	(2%)	(1%)	4%
Africa and Middle East (*)	(9%)	(7%)	1%
Asia (*)	6%	8%	3%

AGGREGATES PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	19%	12%	(1%)
U.S.A.	(4%)	(4%)	(2%)
Europe (*)	(3%)	(7%)	3%
South / Central America and Caribbean (*)	(3%)	(7%)	(12%)
Africa and Middle East (*)	8%	4%	2%
Asia (*)	19%	21%	5%

(*) Volume weighted-average price.

2010 Third Quarter Results

Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	(0%)	(0%)	(1%)
U.S.A.	(7%)	(7%)	(1%)
Europe (*)	(5%)	(5%)	(2%)
South / Central America and Caribbean (*)	(2%)	1%	0%
Africa and Middle East (*)	4%	2%	(1%)
Asia (*)	2%	4%	(1%)

READY-MIX PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	2%	4%	(0%)
U.S.A.	(12%)	(9%)	1%
Europe (*)	(2%)	(1%)	(2%)
South / Central America and Caribbean (*)	(8%)	(6%)	1%
Africa and Middle East (*)	(12%)	(7%)	1%
Asia (*)	(0%)	0%	0%

AGGREGATES PRICE	January - September 2010 Vs. 2009	Third quarter 2010 Vs. 2009	Third quarter 2010 Vs. Second quarter 2010
Mexico	11%	8%	(1%)
U.S.A.	(4%)	(4%)	(2%)
Europe (*)	1%	(0%)	(2%)
South / Central America and Caribbean (*)	(10%)	(9%)	(14%)
Africa and Middle East (*)	2%	3%	1%
Asia (*)	8%	9%	2%

(*) Volume weighted-average price.

2010 Third Quarter Results
Page 15

OTHER ACTIVITIES

CEMEX signs cement supply agreement for the Panama Canal expansion project

On July 13, 2010, CEMEX announced the signing of a supply contract with "*Consorcio Grupo Unidos por el Canal*", the primary contractor for the construction of the third set of locks of the Panama Canal expansion project. The supply contract calls for approximately 500 thousand tons of cement. The CEMEX contract represents an integral phase of the canal expansion project, which includes two locks, the excavation of access channels to the new locks and the widening and deepening of navigational channels.

CEMEX completes sale of non-core aggregates and concrete block assets in Kentucky

On August 27, 2010, CEMEX announced that it completed the previously-announced sale of seven aggregates quarries, three resale aggregate distribution centers, and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC. These assets were acquired by CEMEX in 2007 as part of the Rinker Group acquisition. The facilities and properties were deemed non-core assets for CEMEX's integrated cement, concrete, aggregates and building materials operations throughout the United States.

Proceeds from the sale were be used by CEMEX to reduce its outstanding debt and/or to enhance its liquidity position.

CEMEX supplies ready-mix concrete for large scale power plant project in Hamburg-Moorburg, Germany

On September 2, 2010, CEMEX announced that was awarded an extension of the initial contract to supply 350,000 cubic meters of ready-mix concrete for the new Hamburg-Moorburg power plant. The Hamburg-Moorburg plant, located in the southern part of the city, will be one of the most advanced and efficient coal-fired power plants in the world. Starting 2012, it will produce 11 billion kilowatt hours of electricity a year, covering virtually the entire electricity demand of the city of Hamburg and providing around 180,000 households with district heating.

CEMEX receives United Nations award for its contributions to the fight against poverty

On September 22, 2010, CEMEX was honored at the World Business and Development Awards by the United Nations Development Program (UNDP), the International Chamber of Commerce (ICC), and the International Business Leader Fund (IBLF). CEMEX was recognized for its contributions toward achieving the Millennium Development Goals through several of the Company's programs to foster and facilitate development. Created in the year 2000, the World Business and Development Awards foster the pursuit of productive and innovative business-driven solutions to sustainable development.

Among the community development programs for which CEMEX is being recognized is *Centros Productivos de Autoempleo*. This initiative consists of establishing community centers where low-income families can produce basic building materials for the construction or expansion of their homes. The program has already benefited over 3,000 families through 193,916 square meters of construction.

CEMEX creates these centers in partnership with municipal or state authorities. The centers offer families temporary employment in which they help produce concrete blocks used for construction. Half of the blocks produced are then given back to the families for use in constructing, repairing, or expanding their homes; the other half is bought by the municipal or state government for use in infrastructure development. Recently, the centers have been a crucial part of CEMEX's strategy to aid the victims of Hurricane Alex in the northern Mexico state of Nuevo Leon. In addition to opening ten centers, CEMEX also donated 550 tons of cement for the production of concrete blocks as well as materials for the creation of 220 housing starts.

This is the third time in four years that CEMEX has been recognized by the United Nations for offering viable, innovative solutions for low-income families to improve their quality of life. In 2006 the Company received the World Business and Development Award for its *Patrimonio Hoy* program, and in 2009 it received the UN-HABITAT Award in the Accessible Housing Solutions category, also for its *Patrimonio Hoy* and *Centros Productivos de Autoempleo* programs.

CEMEX to acquire interests of its joint-venture partner Ready Mix USA in September 2011

On October 8, 2010, CEMEX announced that, pursuant to the exercise of a put option by Ready Mix USA, it will acquire its partner's interests in the two joint ventures between CEMEX and Ready Mix USA which have cement, aggregates, ready-mix and block assets located in Southeastern USA.

The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. CEMEX currently estimates the purchase price for its partner's interests will be around US$360 million. At closing, CEMEX will also consolidate approximately US$17 million in net debt held by one of the joint ventures. Closing is expected to take place in September 2011.

The two joint ventures, which were created in 2005, are comprised of the following assets:

The joint venture operated by CEMEX owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals.

The joint venture operated by Ready Mix USA owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. Ready Mix USA will continue to manage this joint venture until the closing of the transaction.

2010 Third Quarter Results Page 16

OTHER INFORMATION

Sale of our Australian assets

In connection with the aforementioned sale of our Australian assets on October 1, 2009, our balance sheet as of September 30, 2009, includes the assets and liabilities associated to our Australian operations reclassified to the single line items "Assets from discontinued operations" and "Liabilities from discontinued operations, respectively. Likewise, our income statements for the nine-month periods ended September 30, 2009, presented elsewhere in this quarterly report, include the reclassification line-by-line of CEMEX Australia's results of operations, net of income tax, for the nine-month period to a single line item "Discontinued operations" before net income. According to Mexican Financial Reporting Standards (MFRS), during the fourth quarter of 2009, "Discontinued operations" includes the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets, including foreign currency translation effects accrued in equity. Selected condensed financial information of balance sheet as of September 30, 2009, and of income statement for CEMEX Australia for the nine-month period ended September 30, 2009 and the nine-month period ended September 30, 2009, is as follows:

Millions of pesos	September 30, 2009
Net sales	MXN 13,015
Operating income	MXN 1,198
Total assets	MXN 35,632
Total liabilities	MXN 6,732
Net total assets	MXN 28,900

Mexican Tax Reform 2010

During November 2009 the Mexican Congress approved a new tax law which was enacted and published in the Daily Gazette on December 7, 2009 and effective as of January 1, 2010. The tax reform includes changes to the tax consolidation regime that will require CEMEX to determine its taxable income under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) as though the tax consolidation provisions did not exist from 1999 forward. These changes also require that companies pay taxes on intercompany dividends (specifically, dividends paid from profits not taxed in the past), certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period (regarding losses from the sale of shares, losses incurred through 2001 were not required to be amortized against earnings nor were they to be reversed in regards with their effects on the consolidation; losses incurred after 2001 and through 2007 could be amortized within a five-year period, and those for 2008 and forward within ten years, provided that if it was not done, their effects on the amortization would be reversed). This tax reform increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. These changes to the tax law require that in 2010 CEMEX will be required to pay (at the new, 30% tax rate) 25% of the tax that results from eliminating the tax consolidation effects for the period from 1999 to 2004. The remaining 75% is payable as follows: 25% in 2011, 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originating after 2004, these are required to be taken into account during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this change to the tax law will be increased by inflation adjustments as required by the Mexican Income Tax Law. Pursuant to the changes in the Mexican Income Tax Law dealing with tax consolidation, CEMEX estimates that the nominal value of the tax payments that will be payable in connection with such changes will be as shown in the table below and totaling approximately US$799 million. According to MFRS, this amount was recognized by CEMEX as a tax payable on its balance sheet, against a corresponding deferred tax asset for approximately US$628 million for future tax benefits that CEMEX is expected to realize in connection with the payment of this new tax liability, and approximately US$171 million against retained earnings from previous years. The realization of this tax asset will be subject to future earnings paid in the companies that have generated tax losses in the past within the Mexico consolidated tax group as well as other limitations that currently exist, or in the future may exist, in the Mexican tax law. Tax Liability Amortization Schedule (US$ Millions) is as follows:

2010	US$30
2011	US$44
2012	US$54
2013	US$54
2014	US$98
2015	US$156
2016	US$136
2017	US$100
2018	US$79
2019	US$48
TOTAL	US$799

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of September 30, 2010 and 2009, presented elsewhere in this quarterly report, include within "Other assets" our net investment in our confiscated Venezuelan assets as of the same dates. Our net investment in our Venezuelan assets as of September 30, 2010 and 2009 is as follows:

Millions of pesos	September 30, 2010	September 30, 2009
Net total assets	MXN6,494	MXN6,290

Accounting effects related to the exercise of Ready Mix USA's put option

The exercise of the put option by Ready Mix USA, as discussed above, represents a commitment of CEMEX to acquire its joint venture partner's interests in CEMEX Southeast LLC and Ready Mix USA LLC. However, as prescribed in the agreements with Ready Mix USA, CEMEX has not transferred the consideration or acquired the ownership interests, which is anticipated to occur at closing date on or before September 30, 2011. As of September 30, 2010, the estimated fair value of the net assets to be acquired exceeds the expected purchase price; therefore, CEMEX has not recognized a liability. CEMEX will recognize the acquisition at the closing date of the transaction, which will take place upon performance of the obligation by both parties under the put option agreement. In the meantime, CEMEX will monitor the estimated fair value of the related net assets and will record a loss to the extent the expected purchase price exceeds the fair value of the net assets to be assumed.

2010 Third Quarter Results Page 17

DEFINITION OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for third quarter 2010 and third quarter 2009 are 12.82 and 13.36 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of September 30, 2010, and September 30, 2009, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2010 and 2009, provided below.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Spain, Sweden, and the United Kingdom.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other businesses in existing markets.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards. Includes the fair value of cross-currency swaps associated with debt.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 999.7 million for third quarter 2010, 988.9 million for the first nine months of 2010, 837.1 million for third quarter 2009, and 819.4 million for the first nine months of 2009.

According to the Mexican NIF B-14 Earnings per share, the weighted average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of share dividends. The shares issued as a result of share dividends should be considered as issued at the beginning of the period.

Exchange rate	January - September		Third quarter	
	2010 Average	2009 Average	2010 Average	2009 Average
Mexican peso	12.76	13.77	12.82	13.36
Euro	0.7632	0.7319	0.7624	0..6979
British pound	0.6523	0.6504	0.6412	0.6156

Amounts provided in units of local currency per U.S. dollar.

2010 Third Quarter Results Page 18

Exhibit 3.

Forward looking information

This presentation contains certain forward-looking statements and information relating to CEMEX, S.A.B. de C.V. and its subsidiaries (collectively, "CEMEX") that are based on its knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX's ability to comply with the terms and obligations of the financing agreement entered into with major creditors and other debt agreements, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of construction sector generally, changes in cement demand and prices, CEMEX's ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Forward-looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward-looking statements, whether as a result of new information, future events or otherwise.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,
BASED ON OUR MEXICAN FRS FINANCIAL STATEMENTS

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2

3Q10 messages

- Deleveraging continues to be the focus of our financial strategy
- We believe that economic conditions in most of our markets have stabilized and / or bottomed out, with the fourth quarter likely to represent an inflection point
- Slower-than-expected recovery has led us to amend some covenants under our Financing Agreement
- We continue to rightsize our business as necessary

4

3Q10 results highlights

Millions of US dollars	January – September				Third Quarter			
	2010	2009	% var	l-t-l % var	2010	2009	% var	l-t-l % var
Net sales	10,577	11,091	(5%)	(6%)	3,765	3,852	(2%)	(1%)
Gross profit	3,047	3,355	(9%)	(12%)	1,097	1,202	(9%)	(8%)
Operating income	728	1,057	(31%)	(37%)	284	379	(25%)	(26%)
Operating EBITDA	1,829	2,174	(16%)	(19%)	649	750	(13%)	(13%)
Free cash flow after maintenance capex	268	819	(67%)		250	260	(4%)	

- Infrastructure and housing were the main drivers of demand for our products
- Lower volumes and prices in some of our markets negatively affected our results
- Year-over-year decline of quarterly sales and operating EBITDA has been moderating

5

Consolidated volumes and prices

		9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Domestic gray cement	Volume (l-t-l[1])	(3%)	(1%)	(2%)
	Price (USD)	0%	(2%)	0%
	Price (l-t-l[1])	(3%)	(2%)	(1%)
Ready mix	Volume (l-t-l[1])	(8%)	(3%)	1%
	Price (USD)	(4%)	(5%)	2%
	Price (l-t-l[1])	(4%)	(2%)	0%
Aggregates	Volume (l-t-l[1])	(5%)	(2%)	3%
	Price (USD)	(3%)	(5%)	1%
	Price (l-t-l[1])	(1%)	(1%)	(1%)

- This is the fifth consecutive quarter in which we have seen lower or equal year-over-year decline in volumes for our products

[1] Like-to-like prices adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations

6

Mexico

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	2,534	2,388	6%	(1%)	868	761	14%	9%
Op. EBITDA	866	907	(5%)	(11%)	286	294	(3%)	(6%)
as % sales	34.2%	38.0%	(3.8pp)		33.0%	38.6%	(5.6pp)	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(5%)	2%	(3%)
Ready mix	(13%)	(4%)	3%
Aggregates	(10%)	(4%)	2%

Price (LC)	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(0%)	(0%)	(1%)
Ready mix	2%	4%	(0%)
Aggregates	11%	8%	(1%)

- Investment in cement-intensive projects expected to drop by about 15%, from high level last year
- Self-construction expected to decline slightly this year
- Formal residential sector expected to increase by 1% this year, led by credit expansion
- Industrial-and-commercial sector expected to show mid-single-digit growth in 2010

8

United States

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	1,919	2,224	(14%)	(13%)	683	751	(9%)	(9%)
Op. EBITDA	(9)	147	N/A	N/A	(2)	45	N/A	N/A
as % sales	(0.5%)	6.6%	N/A		(0.3%)	6.0%	N/A	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(1%)	(0%)	(3%)
Ready mix	(5%)	(5%)	(2%)
Aggregates	(5%)	(4%)	3%

Price (LC)	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(7%)	(7%)	(1%)
Ready mix	(12%)	(9%)	1%
Aggregates	(4%)	(4%)	(2%)

- Slower recovery than originally expected
- Decline in year-to-date infrastructure spending due to delays in obligation process of federal highway program
- Expected robust outlook for infrastructure reflecting unspent monies from ARRA[1] and reauthorization of potentially higher highway program
- Recovery in the residential sector more muted than originally expected

[1] ARRA: American Recovery and Reinvestment Act

9

Europe

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	3,662	4,037	(9%)	(7%)	1,389	1,532	(9%)	(2%)
Op. EBITDA	356	481	(26%)	(24%)	193	249	(22%)	(17%)
as % sales	9.7%	11.9%	(2.2pp)		13.9%	16.2%	(2.3pp)	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(9%)	(4%)	6%
Ready mix	(7%)	(1%)	5%
Aggregates	(7%)	(3%)	5%

Price (LC)[1]	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(5%)	(5%)	(2%)
Ready mix	(2%)	(1%)	(2%)
Aggregates	1%	(0%)	(2%)

- The residential sector was the main driver for volume demand in the region
- First signs of fiscal tightening have become visible
- Increased exports and continued rightsizing in Spain mitigated declining domestic volumes
- Record alternative fuel substitution was achieved in several countries

[1] Volume-weighted, local-currency average prices

10

South/Central America and the Caribbean

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	1,078	1,102	(2%)	(8%)	366	377	(3%)	(7%)
Op. EBITDA	363	396	(8%)	(14%)	108	135	(20%)	(24%)
as % sales	33.7%	35.9%	(2.2pp)		29.6%	35.9%	(6.3pp)	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(3%)	(7%)	(4%)
Ready mix	(5%)	0%	7%
Aggregates	9%	24%	(15%)

Price (LC)[1]	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(2%)	1%	0%
Ready mix	(8%)	(6%)	1%
Aggregates	(10%)	(9%)	(14%)

- Volume decline due to delays in infrastructure projects and bad weather
- Colombia continues to exhibit record high confidence levels and 21% growth in year-to-date housing licenses as of July
- In Panama, some projects have been postponed due to slow authorization process

[1] Volume-weighted, local-currency average prices

11

Africa and Middle East

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	771	788	(2%)	(3%)	246	256	(4%)	(2%)
Op. EBITDA	275	265	4%	4%	103	87	18%	21%
as % sales	35.6%	33.6%	2.0pp		41.6%	34.0%	7.6pp	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	(0%)	(1%)	(5%)
Ready mix	(7%)	(6%)	(8%)
Aggregates	6%	(4%)	(5%)

Price (LC)[1]	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	4%	2%	(1%)
Ready mix	(12%)	(7%)	1%
Aggregates	2%	3%	1%

- Year-over-year growth in cement volume in Egypt was offset by volume decline in the UAE
- In Egypt, volume growth mainly driven by informal housing with public spending moderating due to fiscal policies and the holiday season

[1] Volume-weighted, local-currency average prices

12

Asia

Millions of US dollars	9M10	9M09	% var	l-t-l % var	3Q10	3Q09	% var	l-t-l % var
Net Sales	390	352	11%	5%	124	114	9%	2%
Op. EBITDA	102	93	10%	4%	29	32	(8%)	(14%)
as % sales	26.2%	26.5%	(0.3pp)		23.4%	27.8%	(4.4pp)	

Volume	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	15%	3%	(13%)
Ready mix	(7%)	(1%)	(16%)
Aggregates	1%	0%	(13%)

Price (LC)[1]	9M10 vs. 9M09	3Q10 vs. 3Q09	3Q10 vs. 2Q10
Cement	2%	4%	(1%)
Ready mix	(0%)	0%	0%
Aggregates	8%	9%	2%

- Increase in cement volumes in the region driven mainly by growth in the Philippines
- Growth in the Philippines underpinned by housing sector supported by increased remittances

[1] Volume-weighted, local-currency average prices

13

Operating EBITDA, cost of sales and SG&A

Millions of US dollars	January – September 2010	2009	% var	l-t-l % var	Third Quarter 2010	2009	% var	l-t-l % var
Net sales	10,577	11,091	(5%)	(6%)	3,765	3,852	(2%)	(1%)
Operating EBITDA	1,829	2,174	(16%)	(19%)	649	750	(13%)	(13%)
as % sales	17.3%	19.6%	(2.3pp)		17.2%	19.5%	(2.3pp)	
Cost of sales	7,530	7,736	3%		2,669	2,649	(1%)	
as % sales	71.2%	69.7%	(1.4pp)		70.9%	68.8%	(2.1pp)	
SG&A	2,319	2,298	(1%)		812	823	1%	
as % sales	21.9%	20.7%	(1.2pp)		21.6%	21.4%	(0.2pp)	

- Operating EBITDA margin affected by softer prices and lesser economies of scale due to lower volumes

15

Free Cash Flow

Millions of US dollars	January – September			Third Quarter		
	2010	2009	% var	2010	2009	% var
Operating EBITDA	1,829	2,174	(16%)	649	750	(13%)
- Net Financial Expense	834	652		291	252	
- Maintenance Capex	180	145		88	59	
- Change in Working Cap	460	690		84	245	
- Taxes Paid	191	149		44	31	
- Other Cash Items (net)	(103)	(81)		(109)	(11)	
- Free cash flow D.O.	0	(201)		0	(85)	
FCF after Maint Capex	268	819	(67%)	250	260	(4%)
- Expansion Capex	77	334		23	51	
- Expansion Capex D.O.	0	7		0	1	
Free Cash Flow	191	478	(60%)	228	208	9%

D.O. = Discontinued Operations

16

Other items

- Kiln fuels and electricity cost, on a per-ton-of-cement-produced basis, increased by 3% year to date
  - Consolidated alternative fuel utilization reached 22% during the third quarter
  - Continue pursuing Clean Development Mechanism projects
- Higher financial expenses reflecting the Financing Agreement terms and issuance of higher-coupon fixed-rate bonds
- Foreign-exchange gain of US$109 million, due mainly to appreciation of the euro
- Loss on financial instruments of US$34 million resulting mainly from the equity derivatives related to CEMEX and Axtel shares
- Other expenses, net, of US$125 million during the quarter due mainly to impairment of fixed assets and a loss in sale of assets

17

October 2010

CEMEX

DEBT INFORMATION

www.cemex.com

Debt-related activity in the quarter

- Amendment of covenants under Financing Agreement, including:
  – Reset of leverage and coverage ratio

	Dec. 2010	June 2011	Dec. 2011	June 2012	Dec. 2012	June 2013	Dec. 2013
Consolidated Funded Debt to EBITDA	7.75x	7.75x	7.00x	6.50x	5.75x	5.00x	4.25x
EBITDA to Interest Expense	1.75x	1.75x	1.75x	1.75x	1.75x	2.00x	2.00x

  – Amendment to terms of *Certificados Bursátiles* reserve to improve liquidity and refinancing risk management, and other amendments that will provide us with more flexibility to perform liability management when certain conditions are met
  – One-time fee of 25 basis points for the amendments; may be subject to additional expenses if certain conditions are not met
- We continued to issue notes under our short-term *Certificados Bursátiles* Program during the quarter at rates of about 5%, more than 500 basis points lower versus the same quarter last year

19

Consolidated debt maturity profile

Total debt excluding perpetual debentures as of September 30, 2010
US$ 16,775 million

US$ million
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
281
371
1,252
2,425
8,144
631
1,759
680
1,233
2010
2011
2012
2013
2014
2015
2016
2017
≥2018
Financing Agreement
Other bank / WC debt
Fixed Income
Certificados Bursátiles
Convertible Subordinated Notes

20

Additional information on debt and perpetual notes

Currency denomination[1]

Mexican peso 9%
Euro 25%
U.S. dollar 66%

Interest rate[1]

Fixed 37%
Variable 63%

Millions of US dollars	Third Quarter			Second Quarter
	2010	2009	% Var.	2010
Total debt	16,775	17,579	(5%)	16,587
Short-term	4%	4%		3%
Long-term	96%	96%		97%
Perpetual notes	1,328	3,068	(57%)	1,290
Cash and cash equivalents	838	363	131%	748
Net debt plus perpetual notes	17,265	20,152	(14%)	17,129
Consolidated Funded Debt / EBITDA[2]	7.61	N/A		7.19
Interest Coverage[2]	1.96	N/A		2.00

[1] Excluding perpetual notes.
[2] Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.

22

9M10 volume and price summary: Selected countries

	Domestic gray cement 9M10 vs. 9M09			Ready mix 9M10 vs. 9M09			Aggregates 9M10 vs. 9M09		
	Volumes	Prices (USD)	Prices (LC)	Volumes	Prices (USD)	Prices (LC)	Volumes	Prices (USD)	Prices (LC)
Mexico	(5%)	7%	(0%)	(13%)	10%	2%	(10%)	19%	11%
U.S.	(1%)	(7%)	(7%)	(5%)	(12%)	(12%)	(5%)	(4%)	(4%)
Spain	(25%)	(11%)	(7%)	(23%)	(12%)	(8%)	(13%)	(3%)	2%
UK	2%	(5%)	(4%)	(4%)	(5%)	(4%)	(1%)	(6%)	(5%)
France	N/A	N/A	N/A	(1%)	(5%)	(1%)	(4%)	(1%)	4%
Germany	(1%)	(7%)	(1%)	(7%)	(7%)	(1%)	(6%)	(3%)	4%
Poland	(4%)	(4%)	(5%)	11%	(10%)	(13%)	14%	(2%)	(3%)
Colombia	7%	8%	(7%)	0%	5%	(10%)	6%	5%	(12%)
Egypt	3%	6%	6%	12%	(4%)	(3%)	4%	(1%)	(1%)
Philippines	14%	9%	3%	N/A	N/A	N/A	N/A	N/A	N/A

23

3Q10 volume and price summary: Selected countries

	Domestic gray cement 3Q10 vs. 3Q09			Ready mix 3Q10 vs. 3Q09			Aggregates 3Q10 vs. 3Q09		
	Volumes	Prices (USD)	Prices (LC)	Volumes	Prices (USD)	Prices (LC)	Volumes	Prices (USD)	Prices (LC)
Mexico	2%	4%	(0%)	(4%)	8%	4%	(4%)	12%	8%
U.S.	(0%)	(7%)	(7%)	(5%)	(9%)	(9%)	(4%)	(4%)	(4%)
Spain	(21%)	(16%)	(8%)	(20%)	(17%)	(10%)	(15%)	(5%)	4%
UK	9%	(7%)	(3%)	5%	(5%)	(1%)	0%	(8%)	(4%)
France	N/A	N/A	N/A	12%	(9%)	(1%)	4%	(4%)	5%
Germany	7%	(12%)	(4%)	(2%)	(10%)	(2%)	1%	(9%)	(1%)
Poland	(1%)	(8%)	(3%)	14%	(14%)	(9%)	24%	(1%)	4%
Colombia	(1%)	6%	(3%)	2%	4%	(5%)	11%	(26%)	(31%)
Egypt	1%	0%	3%	11%	(5%)	(2%)	13%	(6%)	(3%)
Philippines	2%	12%	5%	N/A	N/A	N/A	N/A	N/A	N/A

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Definitions

9M10 / 9M09: results for the first nine months of the years 2010 and 2009, respectively.

Cement: When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement)

Expansion capital expenditures: consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets

LC: Local currency

Like-to-like percentage variation (l-t-l % var): Percentage variations adjusted for investments/divestments and currency fluctuations

Maintenance capital expenditures: consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets

Operating EBITDA: Operating income plus depreciation and operating amortization pp: percentage points

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Contact information

Investor Relations
▪ In the United States +1 877 7CX NYSE ▪ In Mexico +52 81 8888 4292 ▪ ir@cemex.com

Stock Information
▪ NYSE (ADS): CX ▪ Mexican Stock Exchange: CEMEXCPO ▪ Ratio of CEMEXCPO to CX:10 to 1

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